July 9, 2010

Mr. Larry Spirgel

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Subject:	Fisher Communications, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 12, 2010 File No. 000-22439

Dear Mr. Spirgel:

Fisher Communications, Inc. (the “Company”) hereby submits this letter in response to comments from the staff of the Securities and Exchange Commission contained in a letter to us dated June 29, 2010 (the “Comment Letter”) regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2009. Specifically, this letter provides a response to comment 1 concerning the Company’s renewed affiliation agreement (the “Renewal Agreement”), dated August 12, 2009, with the American Broadcasting Company, Inc. and the ABC Network (“ABC”) for the Company’s television stations in Seattle, Washington (KOMO-TV) and Portland Oregon (KATU-TV) (the “Stations”).

For your convenience, comment number 1 of the Comment Letter is set forth below (in italics).

Item 7. Management’s Discussion and Analysis of Financial Position and Results of Operations, page 38

1.	We note your response to comment one in our letter dated June 9, 2010 and are unable to agree. It is not clear that if the agreement was cancelled that you could replace the advertising revenues generated by either station through another relationship with a programmer. The number of networks available for acquisition in either market is limited and your risk factor section highlights the potential impact the loss of programming in either market could have on your operations and financial condition. Therefore, we cannot conclude that your business is not substantially dependent upon your relationship with ABC in Portland and Seattle. Please file the affiliation agreement.

Response:

While we respectfully continue to believe that our business is not substantially dependent upon the Renewal Agreement, we will file the Renewal Agreement as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

*    *    *

If you require further clarification or have any additional questions or comments concerning this letter, please contact the undersigned at (206) 404-6783 or Christopher J. Bellavia, Fisher’s General Counsel, at (206) 404-4884.

Very truly yours,

/s/ Colleen B. Brown
Colleen B. Brown
President and Chief Executive Officer

Enclosures

cc:	Christopher J. Bellavia
Andrew Bor, Perkins Coie